Management's Discussion and Analysis

American Lithium Corp.

Management Discussion and Analysis

For the three months ended May 31, 2023

Dated: July 13, 2023

Management's Discussion and Analysis

Introduction

American Lithium Corp. (the "Company" or "American Lithium") was incorporated in British Columbia under the Business Corporations Act (British Columbia) and is engaged in the acquisition, exploration, and development of resource properties. The Company's common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the "Exchange") under the symbol "LI", the Frankfurt Stock Exchange under the symbol "5LA", and, effective January 10, 2023, the NASDAQ Capital Market under the symbol "AMLI".

This management's discussion and analysis ("MD&A") reports on the operating results and financial condition of the Company for the three months ended May 31, 2023, and is prepared as of July 13, 2023. The MD&A should be read in conjunction with the Company's condensed interim consolidated financial statements for the three months ended May 31, 2023, and 2022, and the notes thereto which were prepared in accordance with International Financial Reporting Standards ("IFRS"); and they should be read in conjunction with our IFRS financial statements for the fiscal year ended February 28, 2023.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

Cautionary Note Regarding Forward-Looking Information

This document may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements regarding the business, operations, outlook and financial performance and condition of the Company; potential benefits from the acquisition of Plateau Energy Metals Inc. ("Plateau") and its subsidiaries; plans, objectives and advancement of the TLC Project, the Falchani Project and Macusani Project (each as defined below, and collectively, the "Projects"); exploration drilling plans, in-fill and expansion drilling plans and other work plans, exploration programs and development plans to be conducted; results of exploration, development and operations; expansion of resources and testing of new deposits; environmental and social community and other permitting; timing, type and amount of capital and operating and exploration expenditures, as well as future production costs; estimation of mineral resources and mineral reserves; realization of mineral reserves; preliminary economic assessments, including the assumptions and parameters upon which they are based, and the timing and amount of future estimated production; development and advancement of the Projects; success of mining operations; treatment under regulatory regimes; ability to realize value from the Company's assets; adequacy of the Company's financial resources; environmental matters, including reclamation expenses; insurance coverage; title disputes or claims, including the status of the "Precautionary Measures" filed by the Company's subsidiary Macusani Yellowcake S.A.C. ("Macusani"), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; the anticipated New Uranium Regulations affecting Peru; and limitations on insurance coverage any other statements regarding the business plans, expectations and objectives of the Company; and any other information contained herein that is not a statement of historical fact. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "intends" and "estimates".

Forward-looking statements are based on management's reasonable estimates, expectations, analyses and opinions at the date the information is provided and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include, without limitation: that no significant event will occur outside the ordinary course of business of the Company; the Company's ability to achieve its stated goals and objectives, including the anticipated benefits of the acquisition of Plateau and its subsidiaries; legislative and regulatory environment; impact of increasing competition; current technological trends; price of lithium, uranium and other metals; costs of development and advancement; anticipated results of exploration and development activities; the ability to operate in a safe and effective manner; and the ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Further, experience gained during the "COVID-19" pandemic demonstrated the impact that any potential pandemic might have on all aspects of business, and a future pandemic occurrence cannot be ruled out. Although the Company believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since the Company can provide no assurance that such opinions and expectations will prove to be correct.

Management's Discussion and Analysis

All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: the Company's ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau and its subsidiaries, the estimated costs associated with the advancement of the Projects; legislative changes that impact operations of the Company; risks and uncertainties relating to the spread of contagious diseases on a pandemic scale, which  could have a material adverse impact on many aspects of the Company's business activities including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity; social or political instability in Peru which in turn could impact the Company's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the Company's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the anticipated New Uranium Regulations affecting Peru; risks related to the certainty of title to the properties of the Company, including the status of the "Precautionary Measures" filed by the Company's subsidiary Macusani, the outcome of the administrative process, the judicial process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions;  the ongoing ability to work cooperatively with stakeholders, including, but not limited to, local communities and all levels of government; the potential for delays in exploration or development activities and other effects due to global pandemics,; the interpretation of drill results, the geology, grade and continuity of mineral deposits; variations in ore reserves, grade and recover rates; changes in project parameters as plans continue to be refined; the possibility that any future exploration, development or mining results will not be consistent with expectations; risks that permits or approvals will not be obtained as planned or delays in obtaining permits or approvals; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; other risks of the mining industry; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which the Company operate; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally,  any of which could continue to negatively affect global financial markets, including the trading price of the Company's shares and could negatively affect the Company's ability to raise capital and may also result in additional and unknown risks or liabilities to the Company. Other risks and uncertainties related to prospects, properties and business strategy of the Company are identified in the "Risk Factors" section of this MD&A, as well as those factors detailed from time to time in the Company's condensed interim and annual consolidated financial statements and other recent securities filings available at www.sedar.com.

Readers are cautioned that PEA results are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEAs will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Management's Discussion and Analysis

Description of Business

American Lithium is an exploration and development stage company engaged in the acquisition, exploration, and development of resource properties in North and South America. The Company has been actively involved in lithium exploration since April 2016 when initial focus was on the TLC Lithium Project ("TLC Project") in Nevada. Drilling in 2019 and 2020 lead to the publication of a maiden mineral resource in April 2020 with a subsequent resource update and publication of a maiden Preliminary Economic Assessment ("PEA") in 2023. Through the acquisition of Plateau Energy Metals in May 2021, the Company added additional lithium properties and uranium properties in Peru.

The Company is pursuing development of two lithium projects, the TLC Project in Nevada and the Falchani Lithium Project ("Falchani Project") in Peru, and has initiated work on Prefeasibility Studies ("PFS") on both projects. In addition, the Company has the Macusani Uranium Project ("Macusani Project") in Peru. The Company recognizes all of these projects as having the potential for continued development and future commercialization.

Cautionary Note Regarding Peru Project Concessions

32 of the 174 Falchani Project and Macusani Project concessions now held by American Lithium's subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani's title to the 32 concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on these 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored and maintained the title, rights, and validity of those 32 concessions to Macusani. On November 2, 2021, the Company was made aware that the judicial ruling in relation to those 32 concessions had been issued in favour of the Company. The ruling restored full title to these concessions. On November 26, 2021, the Company confirmed that appeals of the judicial ruling were lodged by INGEMMET and MINEM, and subsequently other parties. The appeals will be considered by a higher court tribunal and are currently scheduled for September 7, 2023. If American Lithium's subsidiary Macusani does not obtain a successful resolution to the Processes, Macusani's title to the 32 concessions could be revoked. However, the Company would then have further recourse through an appeal to the Supreme Court.

Recent Developments

  On July 12. 2023, the Company announced positive results from three diamond drill holes from the Falchani EIA drill program, including the highest-grade lithium (5,645ppm Li) and cesium (1.2% Cs) contents from 1 m interval samples drilled on the project, to date.
  On June 12, 2023, the Company announced that it completed a strategic investment in Surge Battery Metals Inc. ("Surge"). American Lithium now holds approximately 9.7% of Surge. The Surge shares are accounted for as Marketable Securities.
  On May 8, 2023, the Company announced receipt of the first of 3 drill permits to commence additional development and discovery drilling at and around Falchani Peru. Exploration drilling has started at the Quelcaya target, 5 miles west of Falchani.
  On March 6, 2023, the Company announced the appointment of DRA Global ("DRA") as lead engineer to fast-track completion of a Pre-Feasibility Study ("PFS") on the Company's Falchani Project.

Management's Discussion and Analysis

Environmental, Sustainability, Safety and Governance

The Company puts a large emphasis on Environmental, Sustainability, Safety and Governance ("ESG") matters and is continuing to enhance its protocols through the engagement of Onyen Corporation to assist with implementation of ESG best practices and systems to measure and monitor performance in these areas.

One tragic Health and Safety incident occurred in Peru in late April 2023 when a single vehicle accident involving a Company owned vehicle occurred near the Company's project site in Southern Peru, resulting in the death of a local passenger and injury to two Company employees. Peruvian authorities were informed and confirmed the incident as a motor vehicle accident. Peru-based management and staff have worked with all parties involved including the family, local community leaders and relevant authorities. In consultation with the victim's family, an educational endowment for youth in the local communities is being established in remembrance and honour of the person who died in the accident.

The Company continues to focus on environmental best practices and to prioritize Community Relations. The Company conducted the annual community Christmas food and gift package distribution and facilitated the semi-annual Mobile Medical and Dental Clinics in the local Andean communities near our Peruvian Projects in late 2022 and throughout 2023. The Company also assists the community with continuous support for local education (teachers' salaries and supplies) and health care (doctor and health care support workers support). In Nevada, the Company once again sponsored the Nevada State Mining Championships held in Tonopah, NV in May 2023, and raised awareness of the Company and the TLC project through sponsorship and staffing a booth at the AEMA conference in Reno in early December 2022.

Qualified Person and Technical Reports

The scientific and technical information contained in this MD&A relating to the TLC, Falchani and Macusani Projects has been reviewed and approved by Ted O'Connor, Executive Vice President of American Lithium, who is a Qualified Persons as defined in National Instrument 43-101.

Certain scientific and technical information with respect to the TLC Project contained in this MD&A has been taken from the technical report entitled "Tonopah Lithium Claims Project NI 43-101 Technical Report -  Preliminary Economic Assessment" with an effective date of January 31, 2023 and prepared by John Joseph Riordan, Valentine Eugene Coetzee, of DRA Pacific and Derek J. Loveday, Satjeet Pandher, Joan C. Kester and Sean Ennis of Stantec Consulting Inc., a copy of which is available on American Lithium's SEDAR profile at www.sedar.com. Certain scientific and technical information with respect to: (a) the Falchani Project contained in this MD&A has been taken from the technical report entitled "Falchani Lithium Project NI 43-101 Technical Report - Preliminary Economic Assessment" with an effective date of February 4, 2020 and prepared by John Joseph Riordan, David Alan Thompson, Valentine Eugene Coetzee and Stewart Nupen of DRA Pacific; and (b) the Macusani Project contained in this MD&A has been taken from the technical report entitled "Macusani Project, Macusani, Peru, NI 43-101 Report - Preliminary Economic Assessment" with an effective date of January 12, 2016 and prepared by Michael Short and Thomas Apelt of GBM Minerals Engineering Consultants Limited, David Young of The Mineral Corporation and Mark Mounde of Wardell Armstrong International Limited, copies of both of which are available on Plateau's SEDAR profile at www.sedar.com. The preliminary economic assessments included herein are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessments will be realized. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

Management's Discussion and Analysis

Projects

The Company is currently advancing its three projects: the TLC Project, the Falchani Project, and the Macusani Project.

Current targets are to continue with, and advance, prefeasibility studies at the Falchani Project and the TLC Project during 2023 with completion of the PFS for Falchani targeted for year end / early 2024. It is anticipated that commencement of updating the PEA and prefeasibility study work at the Macusani Project will be undertaken as a separate listed entity following spin out of the uranium assets.

To achieve these targets, drilling has been initiated, or is planned, to upgrade resource categories, expand resources, and update existing PEAs at the Falchani Project and Macusani Project and to provide additional metallurgical samples and evaluate new exploration target areas at the TLC Project. Community agreements are in place in Peru for the upcoming work programs, and environmental and cultural studies have been conducted to support the TLC Project's Plan of Operations which received Bureau of Land Management approval in January 2022. A diamond core drilling program has recently been completed at the TLC Project to provide up to 10-15 tonnes of high-grade lithium claystone mineralization as material for detailed metallurgical and pilot process plant testing required to complete a prefeasibility study ("PFS") on TLC.

Environmental work required for feasibility and ultimately mine permitting on the Falchani Project commenced in the Fall of 2022 with the initiation of an Environmental Impact Assessment ("EIA") including detailed hydrological / hydrogeological studies focusing on the upper 150m to 180m below surface to investigate water table parameters. This program also enables the recovery of core for resource expansion and reclassification and will be part of an updated resource report being compiled by Stantec Consulting Inc. ("Stantec") as the Company moves towards completion of a prefeasibility study on Falchani.

The Company anticipates updating and reclassifying the existing Falchani resource and finalizing the Falchani flowsheet to include potential by-products (potash, cesium, etc.) to enable it to update the existing Falchani PEA by end of Q3, 2023. This is a key step in the process to complete the PFS on Falchani by late 2023 / early 2024.

In addition to the in-fill, expansion, and resource reclassification drilling at the Falchani Project lithium deposit, the Company has also launched initial exploration / discovery drilling at two new lithium target areas at Quelcaya, approximately 7 km west of the Falchani Project, following receipt of the first of 3 drill permits for drilling in and around Falchani,

In addition to the drilling at Quelcaya and Falchani, drilling is also being planned to expand/extend several uranium deposits following up the positive sampling and radiometric prospecting results from the Macusani Project. Local community acceptance and approvals have been granted and archeological and environmental sampling work has concluded. While the Company has been subject to several delays relating to the issuing of final permits by the Peruvian authorities, the first of the final permits was issued for Quelcaya on May 5th with the Falchani Project and the Macusani Project permits expected to follow imminently.

Drilling will be expanded beyond the EIA drilling currently being completed at the Falchani Project immediately following permit grant and at the Macusani Project later in the second half 2023. Plans are to advance the Macusani Project with the above drill program and through updating the PEA to include pre-concentration and tank leaching as processing improvements by mid 2024.

Management's Discussion and Analysis

TLC Lithium Project ("TLC Project") - Nevada, USA

In August 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. ("TLC Royalty Holder"), who had the claims and title to a series of unpatented lode mining claims located in Nye County, Nevada, USA, subject to an overriding 2.5% gross overriding royalty, of which 1.25% could be purchased within 3 years for US$1 million.

In November 2018, the Company fulfilled its commitments and acquired a 100% undivided interest in the TLC Project. During the year ended February 28, 2019, the Company issued 250,000 common shares at a fair value of $130,000 and paid $131,785 (US$100,000) to TLC Royalty Holder.

In addition, the agreement stipulated that, if the Company calculates a mineral resource on the TLC Project exceeding 500,000 tons of Lithium Carbonate Equivalent ("LCE") in all reserve categories, the Company will issue a bonus payment of 250,000 shares to TLC Royalty Holder. An additional 250,000 shares will be issued to TLC Royalty Holder if the calculation exceeds 1,500,000 tons of LCE on the TLC Project. During the year ended February 28, 2021, and following the release of a maiden resource estimate on the TLC Project, the Company issued 500,000 common shares at a fair value of $320,000 due to the LCE calculation.

In July 2020, the Company entered into a royalty buyback agreement with TLC Royalty Holder under which the Company bought back one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property for consideration of $200,880 (US$150,000) and 843,750 common shares at a fair value of $1,805,625 to the TLC Royalty Holder.

In July 2020, the Company closed a share purchase agreement with the sole shareholder of Esoteric Consulting Ltd. ("Esoteric") whereby the Company purchased 100% of the outstanding shares of Esoteric. Esoteric controls a series of lode mining claims totalling approximately 2,000 acres located in Nye County, Nevada, contiguous to and north and northwest of the TLC Property. Pursuant to acquisition, the Company issued a total of 4,000,000 common shares of the Company at a fair value of $7,320,000, which has been accounted for as an asset acquisition.

In September 2020, the Company entered into a real estate property purchase agreement to acquire over 300 acres of privately held lands and the accompanying 1,110 acre-feet of water rights. ("TLC Water Rights Agreement"). The transfer of the property interest and the water rights was finalized for total consideration of US$1,300,000, of which the Company paid US$265,000 ($349,488) on closing and issued a promissory note for US$1,035,000 to the vendors with the remaining payments payable over the following four years. The first instalment of US$258,750 payable under the promissory note was paid on September 8, 2021. In August 2022, the Company repaid the remaining balance of the promissory note.

The water rights come from a 326-acre farm whose water rights are part of the same hydrographic basin as the TLC Project, Basin 137-a, or 'Big Smoky Valley - Tonopah Flat'. The purchase of the farm is a critical step in securing the required makeup water for the lithium recovery process planned to be implemented for lithium recovery from TLC's unique lithium bearing claystones. Such process is expected to minimize water usage but some makeup water will be required.

In April 2021, the Company closed a share purchase agreement with the shareholder of 1301420 BC Ltd. ("1301420 BC") whereby the Company purchased 100% of the outstanding shares of 1301420 BC. 1301420 BC's only asset is an interest in a series of mining claims located in Nye and Esmeralda County, Nevada, contiguous and to the west of the Company's TLC Project. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000, which has been accounted for as an asset acquisition.

In September 2021, the Company announced that with the completion of the acquisition of Big Smoky, the Company had acquired the Crescent Dunes Project ("Crescent Dunes") comprising 3,886 acres of land highly prospective for lithium, north and contiguous to TLC, and with this acquisition, as well as additional contiguous staking to the east and south of TLC, the project has grown to a total of approximately 12,511 acres.

Management's Discussion and Analysis

The acquisition of Big Smoky was closed pursuant to a share purchase agreement with Big Smoky and each of the shareholders of Big Smoky (the "Vendors") dated September 7, 2021, pursuant to which the Company acquired all of the outstanding share capital of Big Smoky. Through the acquisition of Big Smoky the Company now controls Crescent Dunes. The acquisition consolidates more of the known shallow occurrences of TLC lithium claystone mineralization. The claims acquired through the acquisition are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 2,500,000 common shares of the Company to the Vendors at a fair value of $6,300,000, which has been accounted for as an asset acquisition.

In June 2022, the Company closed an agreement to acquire certain privately held agricultural lands along with certain water rights, in the Big Smoky Valley, close to the Company's TLC Project. Pursuant to the terms of the agreement, the Company paid the vendors a total of $4,083,681 (US$3,155,822) on closing.

This latest agreement follows the earlier purchase in 2020 of a nearby 326-acre private ranch, as detailed above. The outright ownership of both properties will provide close to 2,500 acre-feet of combined water rights which should provide sufficient water for at least the initial phases of any future production at TLC and a strong base for any future expansion phases. The water can be transported by buried pipeline to TLC utilizing existing public access routes. The water rights acquired with the land purchase may also be transferred throughout the basin including to the TLC site via intra-basin transfer.

In January 2023, the Company entered into a royalty buyback agreement with TLC Royalty Holder under which the Company agreed to buy back the remaining one percent (1.0%) gross overriding royalty pertaining to the TLC Project for consideration of 950,000 common shares to the TLC Royalty Holder at a fair value of $4,503,000. This transaction leaves the TLC project unencumbered by any royalty.

In January 2023, the Company agreed to acquire 8 additional claims contiguous to the northwest of the existing TLC land package with an arms-length vendor. The Company is to acquire a holding company which controls a series of eight lode mining claims located in Nye County, Nevada.  The claims are contiguous to the TLC Project and will further improve access to the project from the northwest and control the region immediately surrounding the project.  In consideration for the acquisition, the Company issued a total of 200,000 common shares to the vendors at a fair value of $946,000.

The TLC Project has been explored, and built, by the Company since 2019. Lithium claystone mineralization is found consistently in near surface drilling and sampling across a >20 km2 area and is open to expansion primarily to the south and west sides of the project. The project is composed of contiguous claims which have an area of approximately 5,063 hectares or 12,511 acres.

On February 1, 2023, the Company announced the results of its maiden Preliminary Economic Assessment ("PEA") for the TLC Project, completed jointly by DRA Global and Stantec Consulting Ltd. ("Stantec"), and demonstrating that the TLC project has the potential to become a substantial, long-life producer of low-cost lithium carbonate ("LCE" or "Li2CO3") with the potential to produce either battery grade LCE or lithium hydroxide ("LiOH"). Highlights for the Base Case (lithium only with no by products), include after-tax NPV8% of US$3.26 Billion & After-tax IRR of 27.5%

Management's Discussion and Analysis

TLC Claim map with Drill Collar Locations and Resource Outline

Management's Discussion and Analysis

Drill Programs

The Phase I RC Drill Program was completed in late winter 2019 with a total of 18 reverse circulation drill holes and 1719 metres of drilling completed. Significant lithium enriched claystone beds have been identified over area 2.5 kilometre long and 1.5 kilometre wide. There is a consistent stratigraphic and grade correlation between adjacent drill holes (see Drill Cross-Section Figure, below)

Drill holes in section SW-NE TLC-2001 and TLC-1919C to TLC-1915

A second part of the Phase I drill program was a Core Recovery Program conducted in June 2019. Five diamond drill holes totaling 487.7 metres were completed, two of which were twin holes to RC drill holes. Assay results confirm previous drill results and expand the extent of mineralization.

Phase II RC Drill Program was completed in February 2020 consisting of five reverse circulation drill holes for 594.4 metres. Results help to define the extent of mineralization and the geological conditions within the claim block. Significant composite intersections for all the drilling campaigns are shown below.

In November 2020, the Company commenced a Phase III 6" Sonic Drill Program, drilling six holes (a seventh hole was abandoned). This program was designed to recover additional sample material from previously drilled areas within the resource. The recovered material from two holes were submitted for mineralogical and metallurgical testing. Two drill holes in the northern part of the claims had assay analysis done on selected intervals, which indicate lithium values are lower than in the central part of the deposit. Additional drilling will be required to fully assess the new claims.

Management's Discussion and Analysis

Resource Estimate

A maiden resource estimate for the TLC Project was prepared by Stantec Consulting Ltd., effective April 15, 2020, utilizing the Phase I and II drilling results. An estimated pit-constrained mineral resource estimate (at 400 ppm cut-off) of 680 million tonnes at 932 ppm Li Measured and 427 million tonnes at 898 ppm Li Indicated plus 362 million tonnes at 912 ppm Li Inferred resources containing 3.35 million tonnes Lithium Carbonate Equivalent ("LCE") Measured, 2.02 million tonnes LCE Indicated and 1.76 million tonnes LCE Inferred. See table below for a summary of the TLC Project pit-constrained resource estimate at various cut-offs. The Company undertook further drilling through 2022 and into 2023 under the Plan of Operations both to expand the resource further and to identify higher grade sections, see below. Full details of this ongoing drill program at the TLC Project are set out below under the section headed TLC Exploration & Development Work

TLC Project Lithium Resource Estimates (April 15, 2020)

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)
Li (ppm)	(Mm3)	(Mt)	(ppm)	Li	Li2CO3	LiOH.H20
Measured
400	400	680	932	0.63	3.35	3.81
600	321	546	1,038	0.57	3.03	3.45
800	241	410	1,151	0.47	2.50	2.84
1,000	169	287	1,256	0.36	1.92	2.18
Indicated
400	251	427	898	0.38	2.02	2.30
600	190	323	1,028	0.33	1.76	2.00
800	142	241	1,138	0.27	1.44	1.63
1,000	95	162	1,256	0.20	1.06	1.21
Measured plus Indicated
400	651	1,107	912	1.01	5.37	6.11
600	511	869	1,036	0.90	4.79	5.45
800	383	651	1,137	0.74	3.94	4.47
1,000	264	449	1,247	0.56	2.98	3.39
Inferred
400	213	362	912	0.33	1.76	2.00
600	170	289	1,016	0.29	1.54	1.75
800	128	218	1,118	0.24	1.28	1.45
1,000	84	143	1,228	0.18	0.96	1.09

• CIM definitions are followed for classification of Mineral Resource.

• Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US10,000 US$/tonne and mining cost of US$2.00 per tonne, processing costs of US$14 per tonne, a lithium recovery of 80%, fixed density of 1.70 g/cm3

• Conversions: Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05

• Totals may not represent the sum of the parts due to rounding.

• The Mineral Resource estimate has been prepared by Derek Loveday, P. Geo. of Stantec Consulting Services Ltd. in conformity with CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Management's Discussion and Analysis

An updated larger mineral resource estimate was prepared by Stantec Consulting Ltd., effective October 6, 2022, utilizing a total of 82 drill holes comprising 39,062' (11,906 m) of combined RC, Sonic and diamond drilling from 2019 to 2022 drill campaigns. A pit-constrained mineral resource estimate (at 500 ppm cut-off) of 860 million tonnes at 924 ppm Li Measured, 1192 million tonnes at 727 ppm Li Indicated, plus 486 million tonnes at 713 ppm Li Inferred resources containing 4.20 million tonnes LCE Measured, 4.63 million tonnes LCE Indicated and 1.86 million tonnes LCE Inferred. See table below for a summary of the updated TLC pit-constrained resource estimate at various cut-offs. The Company has over 30 diamond and RC drill holes yet to be included in the current resource estimate, and is planning to update the resource further once drilling has been completed and all assays are received.

TLC Project Updated Lithium Mineral Resource Estimates (December 1, 2022)

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)
Li (ppm)	(Mm^3)	(Mt)	(ppm)	Li	Li2CO3	LiOH*H2O
Measured
500	506	860	924	0.79	4.20	4.78
1000	203	345	1255	0.43	2.29	2.60
1200	104	177	1401	0.25	1.33	1.51
Indicated
500	701	1192	727	0.87	4.63	5.26
1000	80	136	1148	0.16	0.85	0.97
1200	22	37	1328	0.05	0.27	0.30
Measured +Indicated
500	1207	2052	809	1.66	8.83	10.04
1000	283	481	1227	0.59	3.14	3.57
1200	126	214	1402	0.30	1.60	1.81
Inferred
500	286	486	713	0.35	1.86	2.12
1000	31	53	1151	0.06	0.32	0.36
1200	8	14	1315	0.02	0.11	0.12
  CIM definitions are followed for classification of Mineral Resource.
  Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 90%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)
  Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05
  Totals may not represent the sum of the parts due to rounding.
  The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. Of Stantec Consulting Services Inc. in conformity with CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Mineralogical and Metallurgical Testing

Mineralogical and metallurgical tests are on-going. Testing conducted by McClelland Laboratories of Sparks, Nevada, demonstrates that lithium recoveries exceeding 90% are achieved in 10 minutes with sulfuric acid leaching. Drill cuttings were subjected to several extraction methods including agitated leach, acid curing and counter-current agitated leach. In combination with the process evaluation, leach solution temperature was investigated. In general, lithium claystone is consistently highly leachable throughout the project with leach times comparing very favorably with other claystone projects.

Management's Discussion and Analysis

Results from Agitated Leach Tests

Additional testing designed by SND Consulting of Tucson, Arizona, and conducted by McClelland Laboratories of Sparks, Nevada, demonstrates that using an acid agglomeration and cure process for the extraction of lithium resulted in an average 87% lithium extraction with only a brief agitation period and without high solution temperature requirements. This testing indicates the extraction process can potentially be completed without the use of any heat and with a very brief agitation time. In addition, the acid consumption was lower than required for an agitation leach. There was no statistical difference in lithium extractions between acid dose levels of 500 or 600 kg/tonne of ore, suggesting that evaluation of lower acid dose is required to define the lower limit.

TECMMINE of Lima, Peru completed warm sulfuric acid leach test work, improving lithium extraction up to 97.4%.

A flowsheet based on acid leaching, impurity removal, and lithium carbonate precipitation has been tested at McClelland Laboratories and was successful in the production of lithium carbonate. Additional batch test work completed recently at McClelland had excellent results, which were announced January 9, 2023, with an excellent 97.7% lithium leach extraction to sulfate solution and an overall high lithium recovery from leaching through lithium carbonate precipitation of 88.1%. This testing produced primary lithium carbonate with a calculated purity of 99.4% LC without any additional refining steps. This base-case flowsheet can and will be optimized further. Moreover, the production of lithium hydroxide as a product is being considered as well.

Gravity pre-concentration test work was completed at TECMMINE in Lima, Peru using Sepro Mineral Systems Falcon C concentrators with results showing 52% grade increase from 1,098 ppm Li to 1,671 ppm Li by retaining 88% of the original lithium into 60% of the mass.

The Company has sent a large sample of TLC mineralization to the Australian Nuclear Science and Technology Organisation ("ANSTO Minerals") in Sydney, Australia. ANSTO Minerals has completed additional leach and lithium product precipitation test work, test product quality and ultimate lithium yields for the three processing options available at TLC, including leaching of the preconcentrated material detailed above.

Management's Discussion and Analysis

TLC Project Preliminary Economic Assessment

February 1, 2023, the Company announced the results of the maiden PEA for the TLC Project completed by DRA Global and Stantec Consulting Services. The report entitled "Tonopah Lithium Claims Project NI 43-101 Technical Report - Preliminary Economic Assessment" with an effective date of January 31, 2023 and prepared by John Joseph Riordan, Valentine Eugene Coetzee, Derek J. Loveday, Satjeet Pandher, Joan C. Kester and Sean Ennis of DRA Pacific, was filed on American Lithium's SEDAR profile at www.sedar.com. The PEA demonstrates that the TLC project has the potential to become a substantial, long-life producer of low-cost lithium carbonate ("LCE" or "Li2CO3") with the potential to produce either battery grade LCE or lithium hydroxide ("LiOH"). The PEA base case envisions an initial 4.4 Million tonnes per annum ("Mtpa") processing throughput expanding to 8.8Mtpa. The PEA alternative case is identical, but with added production of high purity magnesium sulfate as a by-product over life of operations. Unless otherwise stated, all dollar figures are in US currency.

TLC Project PEA Highlights (Base Case - Ramp-up Production Li only production):

  Pre-tax Net Present Value ("NPV")8% $3.64 billion at $20,000/tonne ("t") LCE
  After-tax NPV8% $3.26 billion at $20,000/t LCE
  Pre-tax Internal Rate of Return ("IRR") of 28.8%
  After-tax IRR of 27.5%
  PEA mine and processing plan produces 1.46 Mt LCE LOM over 40 years
  Pre-tax initial capital payback period 3.6 years; after-tax payback 3.7 years**
  Average LOM annual pre-tax cash flow: $435 million; annual after tax cash flow: $396 million
  Initial Capital Costs ("Capex") estimated at $819 million
  Total Capex estimated at $1,456 million; Sustaining Capital estimated at $767 million
  Operating cost ("Opex") estimated at $7,443/t LCE inclusive of power credits

** Payback is based on Phase 1 capital alone, with undiscounted cashflows

TLC Project PEA Highlights (Alternate Case - Ramp-Up Production Li + Magnesium Sulfate production):

  Identical LCE production scenario, but with added LOM average production of 1,681,856 tpa of magnesium sulfate ("MgSO4" - monohydrate and heptahydrate) by-products
  Pre-tax NPV 8% $6.06 billion at $20,000/t LCE & $150/t MgSO4
  After-tax NPV8% $5.16 billion at $20,000/t LCE & $150/t MgSO4;
  Pre-tax IRR of 38.6%
  After-tax IRR of 36.0%
  Pre-tax initial capital payback period 2.6 years; after-tax payback 2.8 years
  Average LOM pre-tax annual cash flow: $684 million; annual after tax cash flow: $ 591 million
  Initial Capex estimated at $827 million
  Total Capex estimated at $1,464 million; Sustaining Capital estimated at $738 million
  Opex estimated at $7,443/t LCE inclusive of power credits
  Opex estimated at $817/t LCE, inclusive of power & MgSO4 credits
  PEA mine plan produces 1.46 Mt LCE and 64.9 Mt MgSO4 LOM over 40 years

Management's Discussion and Analysis

Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

Mine Life & Production

  Simple truck and shovel open pit mining of the shallow resource underpins the scalable, long-life, lithium project producing approximately 24,000 tpa LCE over Years 1-6 expanding to 48,000 tpa LCE production for Years 7-19 years when mining ceases. Rehandling of the >1,000 parts per million ("ppm") stockpile allows production to continue for Years 20-40.
  Average LOM Production of approximately 38,000 tpa LCE for 40 years.
  Targeted 1,400 ppm Li average feed grade pit-constrained resource supports mining for 19 years and processing >1,000 ppm Li stockpile for an additional 21 years.
  1,400 ppm feed material beneficiation increases the head grade to leaching to 2,000 ppm Li.
  LOM Strip Ratio (Waste:Ore) of 0.93:1 with a maximum final pit depth of ~325-350', well above the water table depth.
  Where possible progressive reclamation of mining areas is planned along with in-pit back-filling of waste rock and filtered tailings.
  Sulfuric acid leaching using industry standard techniques and flowsheet produces high purity lithium carbonate to enable the production of battery grade LCE or LiOH.
    PEA study estimates that for an additional $100M (Installed) Capex, and $406/t LCE Opex, a final conversion and refining processing step will enable the production of battery grade LiOH; or
    End users have the flexibility of acquiring high purity LCE from TLC and converting it themselves to whichever product is required.
  Magnesium sulphate (monohydrate) is an increasingly important fertilizer add-on product with a large and growing global market. High-purity hydrated products (heptahydrate & epsom salts) are used in the food, personal care and water quality industries.

Management's Discussion and Analysis

TLC Project PEA Key Highlights

Description	Units	Base Case	Alternate Case
LCE Selling Price	$/tonne	$20,000	$20,000
Life of Mine	years	40	40
Processing Rate P1 / P2[1]	ROM Mtpa	4.4 / 8.8	4.4 / 8.8
Average Throughput (LOM)	tpa	8,112,415	8,112,415
LCE Produced (average LOM)[1]	tpa	38,157	38,157
P1 LCE Production (steady state)	tpa	24,000	24,000
P2 LCE Production (steady state)	tpa	48,000	48,000
LCE Produced (total LOM)[1]	tonnes	1,462,913	1,462,913
Unit Operating Cost (OPEX) LOM[2]	$/LCE tonne	7,443	817
MgSO4 Produced (average LOM)[1]	tpa	n/a	1,663,213
MgSO4 Selling Price	$/tonne	n/a	150
Gross Revenue incl. Power & MgSO4 Credits	$ B	29.7	39.4
CAPEX[3] P1	$ M	819	827
CAPEX[3] LOM	$ M	1,431	1,439
Sustaining Capital Costs (undiscounted)	$ M	792	763
Project Economics
Pre-tax:
NPV (8%)	U$ M	3,642	6,056
IRR	%	28.8	38.6
Initial Payback Period (undiscounted)	years	3.6	2.6
Average Annual Cash Flow (LOM)	$ M	435	684
Cumulative Cash Flow (undiscounted)	$ M	16,147	25,860
After-tax:[4]
NPV (8%) Post-Tax	$ M	3,261	5,157
IRR Post-Tax	%	27.5	36.0
Payback Period (undiscounted)	years	3.7	2.8
Average Annual Cash Flow (LOM)	$ M	396	591
Cumulative Cash Flow (undiscounted)	$ M	14,617	22,219

Notes:

1. Production: base case is 2 phases, 4.4Mtpa and 8.8Mtpa throughput; alternative case is identical, but with production of magnesium sulfate co-product over life of operations.

2. Includes all operating expenditures with credit for excess power and revenue from MgSO4 production as offset to Unit LCE Opex, the estimate is expected to fall within an accuracy level of ±30%.

3. Includes 10% contingency on process plant capital costs, 10% contingency is included in the tailings and infrastructure costs, and closure costs (LOM).

4. Tax calculation estimates were completed by Mining Tax Plan LLP, and include Federal Taxes, all Nevada State taxes and royalties and Nye County Property tax estimates, and available producer tax credits.

Management's Discussion and Analysis

Sensitivities

The project is most sensitive to LCE price and process costs, but relatively far less sensitive to capital costs and mining costs, in descending order of affect (see Table 2, and Figures 1 and 2, below).

TLC Project Metal Pricing NPV8% and IRR Sensitivity

Sensitivity ($)/t	-30%	-20%	-10%	Base Case $20,000/t	10%	20%	30%
Pre-tax NPV8% (millions)	$1,243	$2,042	$2,842	$3,641	$4,441	$5,240	$6,040
Pre-tax IRR (%)	16.3	20.7	24.9	28.8	32.5	36.0	39.4

Figure 1 - Base Case Pre-Tax NPV8 Sensitivity Graph

Figure 2 - Base Case Pre-Tax IRR Sensitivity Graph

Management's Discussion and Analysis

Mining

Based on the analysis completed by Stantec, the TLC Project is highly amenable for development by conventional open pit truck and shovel operation. The Base Case and Alternative Case have identical LOM production plans and schedules.

Mining Rates

Parameter	Unit	Value
Mine Production Life	Years	40 (includes 2-year production ramp up)[1]
Material mined	Mt	607
ROM head grade to beneficiation	ppm Li	1400
Head Grade to Leach	ppm Li	2000
Recovered LCE	LOM Mt	1.41
Waste	LOM Mt	292.5
Total Mineralize Material throughput	LOM Mt	315.3
Strip Ratio (LOM)	(tw:to)	0.93

1. 2 years construction, including 1 year Capitalized pre-production mining; 2-year production ramp-up with 75% nameplate in Year 2.

Detailed Capital Cost Estimates:

Capital Costs	Phase 1	Phase 2	LOM
($ millions)
Mining (pre-strip and capital)	56.3	-	56.3
Processing plant - Direct costs	424.5	228.8	653.3
Processing plant/mine - Infrastructure	45.9	sustaining	45.9
Tailings & bulk infrastructure[1]	49.8	sustaining	49.8
Total Direct Costs	576.5	228.8	805.3
Total Indirect Costs (Process Plant)[2]	181.9	316.8	498.7
Contingency (Process Plant)10%	60.6	54.7	115.3
Closure Costs (captured in sustaining)	-	-	25
TOTAL - Li Only Base Case	819.0	600.3	1,431
Added Plant Capex for MgSO4 Production	23.8	23.8	47.6
TOTAL - Li + MgSO4 (includes tailings savings)	827.0		1,439
Sustaining Capital Costs - Li only	-	-	765.5
Sustaining Capital Costs - Li + MgSO4	-	-	735.9

1. Tailings built in phases and included in P1 capital cost estimate and sustaining capital for remaining LOM

2. Includes EPCM, spares, insurances, owners' team.

Management's Discussion and Analysis

Flat 24,000 t LCE Production Scenarios

As part of the PEA modeling and design work, DRA Global and Stantec were also requested to evaluate flat 24,000 t/year LCE production scenarios without any production ramp-up using the identical 1,400 ppm Li feed scenario. The flat scenarios both have 20 years of mining followed by processing of stockpiled material for Years 21 to 36.

The two additional scenarios are as follows:

  Case 3: Flat 24 kt/a LCE - Stand-alone Li-only production
  Case 4: Flat 24 kt/a LCE - Li and Magnesium Sulfate co-production

Capital and Operating Cost Estimates

Case	Initial Capital (millions US$)	LOM Capital (millions US$)	US$/t LCE with power credit	US$/t LCE with MgSO4 credit
Base Case	819	1431	7429	-
Alternate Case	827	1439	7429	843
Case 3	813	813	7543	-
Case 4	822	822	7543	1,330

Financial Model Estimate Results Comparison

	Recovered LCE	Recovered MgSO4	Pre-Tax Comparison
Case	t/a average	kt/a average	NPV (M US$)	IRR (%)
Base Case	38,157	0	$3,629	28.8%
Alternate Case	38,157	1,681	$6,030	38.6%
Case 3	21,930	0	$2,136	27.5%
Case 4	21,930	909	$3,592	38.2%

TLC Project Exploration & Development Work

In August 2020, the Company announced the results from its Draft Baseline Biological Survey Report which examined the project area in detail to document all species present. The report shows that "no species or habitat protected under the ESA (Endangered Species Act) are present within the project area." This was a positive development for the Company as it suggests the development of the TLC Project will not be threatening to vulnerable species. Further, it allowed for continuation of the study and the completion of the Plan of Operation (Environmental Assessment) as set out below.

The Company's Plan of Operations ("PO") was approved by the Bureau of Land Management ("BLM") in late December 2021 which also included a Baseline Biological Survey as well as a Baseline Cultural Survey. The PO allows for drilling up to 110 drill sites, excavating five test pits to acquire samples for metallurgical testing, a 5-acre laydown area intended for a future pilot plant, and biological and cultural surveys that will be used for further permitting. The associated Environmental Assessment submitted in August 2021 combines project exploration and pre-feasibility work into one phase of development, the PO was updated accordingly.

Exploration drilling was completed under a 5-acre BLM Notice of Disturbance on newly acquired land in late 2021 and early 2022. Ten Reverse Circulation ("RC") drill holes were completed as an initial test covering the Crescent Dunes project land acquired through the Big Smoky acquisition. In addition, five RC drill holes were completed on claims recently staked by the Company immediately east of the TLC Project resource area. Initial field work done on the Crescent Dunes ("TLC North") area showed some promising lithium grades at surface and assay results from this drill program, although much delayed due to backlogs at the assay lab, are expected to be reported on shortly and thereafter a decision will be made whether to expand the initial drill program at TLC North.

Management's Discussion and Analysis

The main TLC Project drill program of up to 110 drill sites authorized under the PO commenced in late January 2022. This program commenced with one RC and one sonic rig, with the sonic rig being replaced in April by a diamond drill rig. The diamond rig focused on infill drilling to high-grade and extend the existing resource and to reclassify the inferred element of the resource. The RC rig focused on discovery / exploration drilling in areas of the main TLC claims area which have not been drilled previously and the diamond rig also did some drilling to validate certain holes drilled by the RC rig. This drill program continued through the summer season into Fall, with the Company's goal to ensure that it completes sufficient drilling through this program to provide the drilling anticipated to move into and through feasibility.

Drill results from the initial 5 holes of the diamond core drilling program were released on July 14, 2022 with some of the highest grade thicknesses discovered on the TLC Project to date. The best results were from diamond drill hole TLC-2206C which had 50.3 m (165' feet) averaging 1,550 ppm Li from 145' to 310' downhole; including 11.0 m averaging 2,104 ppm Li from 225' to 261.2'. The entire hole from 30' to 351' (End of Hole; "EOH" - 97.8 m true thickness) is mineralized averaging 1012 ppm Li with a 4.4' maximum interval sample of 2,900 ppm sample from 234.5'.

Stantec completed an updated mineral resource estimate for the TLC Project based on RC and diamond drill results received to October 6, 2022, the effective date. The mineral resource estimate was announced December 1, 2022 with the NI 43-101 Technical Report filed on SEDAR January 16, 2023 (as described in above section). The pit-constrained resource model has been incorporated into the Stantec mine design model forming the feed material for the maiden PEA completed by lead engineers, DRA Global.

As reported above, the Company issued its maiden PEA for the TLC Project in March 2023. with DRA Global as lead engineer, and Stantec Consulting Services Inc. contributing as consultants for mineral resources, mine and tailings design and scheduling.

Exploration drill results from outstanding drill holes completed in later 2022 and early 2023 continue to be received from American Assay Labs in Sparks, NV. Once completed, the drill hole data will be passed to Stantec for incorporation into the resource model to update the mineral resource estimate for the TLC Project.

In January 2023, a diamond core drill program commenced to facilitate obtaining an approximately 10-15 tonne bulk sample of >1,200 ppm Li mineralized claystone from the TLC Project PEA mine plan area for variability and optimization metallurgical testing as well as future closed cycle pilot plant test work. A total of 13 drill sites were chosen and re-drilled with two PQ-size diamond drill holes per site. The bulk sample drilling was completed in late June 2023. The core is being dried and weighed ahead of shipping to facilities to initiate the pilot-scale process and metallurgical test work. This work will feed into the PFS launched in March 2023 with DRA Global as lead engineer, as announced with the filing of the PEA Report.

Falchani Lithium Project ("Falchani Project") and Macusani Uranium Project ("Macusani Project") - Puno, Peru

Following the acquisition of Plateau Energy Metals, through the acquisition of its Peruvian subsidiary, Macusani Yellowcake SAC ("Macusani"), the Company acquired title to, or has court injunctions preserving title on, over 930 km2 of mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru. The current project land position was the result of several consolidation transactions between 2007 and 2014 (see map below):

Management's Discussion and Analysis

Plateau Energy Metals Concessions
Peru
Port of Matarani
Port of Mollendo
Port of Ilo
N
San Gabán
Hydroelectric Plant
Ollachea
Falchani Lithium Project
Macusani Uranium Project
Plateau Energy Metals Concessions
Macusani
Bofedal 2
Airport
Plateau Energy Metals Concessions
Areas of focus
Areas of focus for near-term drilling
Area of drilling
Cultural archeological area
Major highway
Town
Exploration projects
10 km

Management's Discussion and Analysis

Cautionary Note Regarding Concessions

Thirty-two of the 174 Falchani Project and Macusani Project concessions now held by American Lithium's subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani's title to 32 the concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on these 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored and maintained the title, rights, and validity of those 32 concessions to Macusani. On November 2, 2021, the Company was made aware that the judicial ruling in relation to those 32 concessions had been issued in favour of the Company. The ruling restored full title to these concessions. On November 26, 2021, the Company confirmed that appeals of the judicial ruling were lodged by INGEMMET and MINEM, and subsequently other parties. The appeals will be considered by a higher court tribunal and are currently scheduled for September 7, 2023. If American Lithium's subsidiary Macusani does not obtain a successful resolution to the Processes, Macusani's title to the 32 concessions could be revoked. However, the Company would then have further recourse through an appeal to the Supreme Court.

The Alternative Case presented below demonstrates how the Falchani Project could proceed if Macusani does not obtain a successful resolution of the Processes, and Macusani's title to the concessions, including the Ocacasa 4, should be revoked.

Additional concessions

Through a mining rights transfer agreement entered into in June 2022, the Company acquired an additional 18 concessions in Peru and now holds 174 concessions covering an area in excess of 1090 km2. The Company paid $517,130 (US$400,000) and issued 2,250,000 common shares of the Company with a fair value of $4,635,000 to the vendor of these 18 concessions.

Falchani Project Highlights

Following the initial discovery in November 2017, accelerated exploration efforts led to the maiden mineral resource estimates being announced on July 24, 2018, followed by an updated mineral resource estimate on March 4, 2019, increasing the total lithium resources by more than 90%. The Falchani Project resource is comprised of three zones, namely the upper breccia unit ("UBX"), lithium-rich tuff unit ("LRT") and lower breccia unit ("LBX"), in order of stratigraphy.

The results of an independent PEA, prepared by DRA Global ("DRA"), were announced on February 4, 2020, demonstrating that the Falchani Project has the potential to become a large, long-life producer of low cost, high quality, low impurity battery grade Li2CO3. Unless otherwise stated, all dollar figures for the PEA are in United States dollars and the economic highlights represent the Company's 100% interest in the Falchani Project.

The Falchani Project PEA presents a "Base Case" scenario which is inclusive of both the Falchani Project and Ocacasa 4 concessions. The "Alternative Case" scenario presented represents only the Falchani Project concession to demonstrate the economic value as if the Falchani Project concession were a standalone or phase 1 project in light of the current dispute over 32 concessions which includes ownership of the Ocacasa 4 concession. Please refer to the Cautionary Note Regarding Concessions section in this MD&A.

Management's Discussion and Analysis

Preliminary Economic Assessment Key Highlights

Description	Units	Base Case	Alternative Case
LCE Price	tonne	12,000	12,000
Life of Mine	years	33	26
Processing Rate P1 / P2 / P3[1]	Mtpa	1.5 / 3.0 / 6.0	1.5 / 3.0 / NA
Average Throughput (P1)	tpa	1,437,500	1,437,500
Average Throughput (LOM)	tpa	4,407,687	2,421,780
Li2CO3 Produced (average LOM)[1]	tpa	63,034	33,842
P1 Li2CO3 Production (steady state)	tpa	22,678	22,731
P2 Li2CO3 Production (steady state)	tpa	44,227	41,252
P3 Li2CO3 Production (steady state)	tpa	85,230	n/a
LCE Produced (total LOM)[1]	tonnes	2,080,113	879,895
Unit Operating Cost (OPEX) P1[2]	$/LCE tonne	4,438	4,348
Unit Operating Cost (OPEX) LOM[2]	$/LCE tonne	3,958	4,333
Gross Revenue	$ B	24,961	10,558
CAPEX[3] P1	$ M	587	587
CAPEX[3] LOM	$ M	1,970	1,082
Sustaining Capital Costs (undiscounted)	$ M	119.6	66.4
Project Economics - $12,000/t Li2CO3
Pre-tax:
NPV (8%)	U$ M	2,712	1,514
IRR	%	24.2	23.5
Payback Period (undiscounted)	years	4.3	4.2
Average Annual Cash Flow (LOM)	$ M	444	215
Cumulative Cash Flow (undiscounted)	$ M	14,638	5,597
After-tax:
NPV (8%) After-Tax	$ M	1,554	844
IRR After-Tax	%	19.7	18.8
Payback Period (undiscounted)	years	4.7	4.6
Average Annual Cash Flow (LOM/P2 or P3 steady state)	$ M	272 / 430 (P3)	131 / 198 (P2)
Cumulative Cash Flow (undiscounted)	$ M	8,977	3,418

Notes:

1. Production: base case is 3 phases, 1.5Mtpa, 3Mtpa and 6Mtpa; alternative case is 2 phases 1.5Mtpa and 3Mtpa.

2. Includes all operating expenditures, the estimate is expected to fall within an accuracy level of ±35%.

3. Includes 11% contingency on process plant capital costs, 15% contingency is included in the tailings and infrastructure costs, and closure costs (LOM).

Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

Management's Discussion and Analysis

The completed technical report on the PEA entitled "Falchani Lithium Project NI 43-101 Technical Report - Preliminary Economic Assessment" prepared by John Joseph Riordan, David Thompson, Valentine Coetzee of DRA Pacific and Mr. Stewart Nupen of The Mineral Corporation, effective February 4, 2020, can be located under the Plateau profile on SEDAR (www.sedar.com) and on the Company's website.

Key Project Attributes

● Scaled approach to development aimed at allowing the Project to grow with market demand

● Battery quality, low impurity lithium chemical to enable complete onsite production, maximizing the Company's share of the value chain

● Lithium-rich sulfate process step to support flexibility to adapt lithium chemical production for industry demand

● Onsite acid plan to provide green power generation and enable low cost reagent access

● Inputs sourced largely in Peru to support local development while reducing costs and value-added taxes

● Availability of contract mining to reduce CAPEX and provides flexibility during expansion phases

● Major contributor to economic development in Peru of approximately $2.1 billion LOM capital investment and tax and royalty contributions estimated in excess of $5 billion1

● Excellent infrastructure near site to support future Project development and operations

1 Royalties: approximately $760 million, Workers Participation Tax & Pension Fund: approximately $1.25 billion, Income Tax: approximately $3.75 billion.

Green Project Initiatives

  Water Efficiency: Use of filtered tailings to enable recycling of up to 90% of process water
  Environmental and Personnel Safety: Use of environmentally responsible dry stacking tailings technology
  Clean Energy Generation: Sulfuric acid plant on site to produce sufficient clean energy to power entire process plant and provide excess power
  Renewable Energy: Access to hydro power grid available nearby
  Future development work to evaluate opportunities such as:
    electric mine fleet with excess clean energy storage on site rainwater run off storage and additional water recycling
    low CO2 transport and logistics for consumables

Processing

The process flow sheet (below), including plant, equipment and up-front leaching and downstream precipitation was developed by DRA, working with ANSTO Minerals' ("ANSTO") laboratories with input from M.Plan International ("M.Plan"). Following mining, mineralized material will be crushed to P80 150 μm, followed by warm (95 °C) sulfuric acid (H2SO4) tank leach processing for a residence time of 24 hours, to extract 89% of lithium to leach solution. The process utilizes conventional up-front tank leaching, widely used in various mining operations to extract metals from mineralized material today. This is followed by a 3-stage purification process to reduce various impurities in the leach solution, mechanical evaporation and conventional precipitation, using a crystallization plant, to produce a high purity/low impurity battery grade Li2CO3 product as demonstrated by test work run by ANSTO and described in the press release dated July 18, 2019. The estimated time from mining to producing a battery grade end-product is approximately 48 hours. An overall recovery of 80% from mineralized material to Li2CO3 is utilized in the PEA.

As a significant portion of the operating costs are derived from sulfuric acid use as the leaching reagent, the PEA includes the construction of a 1,700 tonnes per day ("tpd") sulfur burning acid plant at site, in P1, to produce, on average, 1,500 tpd of sulfuric acid. In subsequent phases, additional modules are added to meet expanded processing capacity.

Management's Discussion and Analysis

Metallurgical Work Program Results:

Tank Leach
High Purity, Battery Grade (>99.50%)	99.74%
Overall Recoveries Li2CO3	77 to 81%
Sulfuric Acid Addition	370 kg/t

Tank Leach Process Flowsheet

Mineral Resource Estimates

The PEA has considered only the LRT, namely LRT1, LRT2, and LRT3, three of five geological units presented in the Falchani Project technical report, effective March 1, 2019, prepared in accordance with NI 43-101 by Mr. Stewart Nupen ("QP") of The Mineral Corporation and filed on SEDAR (the "2019 Technical Report"). As a result, the Base Case and Alternative Case utilize less than 48% and 47%, respectively, of the total mineral resource estimates included in the 2019 Technical Report. The remainder of the resource estimate which is contained mainly in the LBX represents potential additional feed material for the lithium operation.

The PEA Base Case considered the Mineral Resource estimate for both the Falchani Project and Ocacasa 4 concessions, as described in the 2019 Technical Report. As there have been changes to the mineral tenure circumstances, particularly with respect to the dispute over the ownership of the Ocacasa 4 concession, the split between the Falchani Project and Ocacasa 4 is provided in the table below for additional clarity. The Alternative Case considered a sub-set of the Mineral Resource estimate described in the 2019 Technical Report, which being the Mineral Resources contained within the Falchani Project concession only. The Mineral Resource estimates have not been updated to inform the PEA, however, owing to the current mineral tenure dispute, for the Alternative Case, only the Falchani Project Concession Mineral Resource estimate has been considered. Please refer to the Cautionary Note Regarding Concessions section in this MD&A.

The mineral resource estimates for the Falchani Project, effective March 1, 2019, are based on a 1,000 ppm lithium ("Li") cut-off grade are as follows:

Management's Discussion and Analysis

Licence	Category	Zone	Metric Tonnes (Mt)	Li (ppm)	Li2O (%)	Li2CO3 (%)	Contained Li2CO3 (Mt)
FALCHANI	Indicated	UBX	5.38	1 472	0.32	0.78	0.04
		LRT1	6.15	3 718	0.80	1.98	0.12
		LRT2	16.66	3 321	0.72	1.77	0.29
		LRT3	11.03	3 696	0.80	1.97	0.22
		LBX	10.16	1 901	0.41	1.01	0.10
		Total	49.39	2 961	0.64	1.58	0.78
	Inferred	UBX	8.44	1 616	0.35	0.86	0.07
		LRT1	13.84	3 290	0.71	1.75	0.24
		LRT2	28.68	2 994	0.64	1.59	0.46
		LRT3	16.13	3 292	0.71	1.75	0.28
		LBX	57.39	2 250	0.48	1.20	0.69
		Total	124.48	2 629	0.57	1.40	1.74
OCACASA 4	Indicated	UBX	0.85	1 750	0.38	0.93	0.01
		LRT1	1.32	3 668	0.79	1.95	0.03
		LRT2	5.37	3 232	0.70	1.72	0.09
		LRT3	2.00	3 658	0.79	1.95	0.04
		LBX	2.00	1 379	0.30	0.73	0.01
		Total	11.53	2 926	0.63	1.56	0.18
	Inferred	UBX	5.33	1 911	0.41	1.02	0.05
		LRT1	10.17	3 422	0.74	1.82	0.19
		LRT2	33.62	3 292	0.71	1.75	0.59
		LRT3	21.11	3 349	0.72	1.78	0.38
		LBX	65.36	2 297	0.49	1.22	0.80
		Total	135.59	2 777	0.60	1.48	2.00

UBX = upper breccia; LRT = lithium rich tuff; LBX = lower breccia

Notes: Minor discrepancies due to rounding may occur. Li Conversion Factors as follows: Li:Li2O=2.153; Li:Li2CO3=5.323; Li2O:Li2CO3=2.473. Geological losses of 5% or 10% have been applied, based on geological structure and data density. The average geological loss is 6%. Density = 2.40.

The mineral resource estimates are based on the initial 29 drill holes and 20 additional drill holes. Sampling was carried out at sampling intervals of between 0.5m and 1.0m. Samples used throughout the estimation process were composited to a downhole length of 2.5m.

On April 8, 2020, results from the preliminary test work program ("Program") focused on recovery and precipitation of sulfate of potash, rubidium and caesium concentrate from a pregnant leach solution ("PLS") created from the Falchani Project PEA.

Highlights of the Program:

  The Program was run on a sample of Falchani Project lithium-rich tuff material at the same conditions as the lithium leaching studies published by the Company in the PEA with concentrations of 3,400 ppm lithium; 3 wt% K; 600 ppm Cs and 1,400 ppm Rb;
  Extractions of the following metals (from lithium-rich tuff into sulfate solution via previous test work and supported in this Program):
    Potassium ("K"): 43%
    Cesium ("Cs"): 84%
    Rubidium ("Rb"): 67%

Management's Discussion and Analysis
  Excellent rejection of aluminum using 'simple' neutralization with lime or high temperature treatment (calcination);
  Cesium precipitation: selective crystallization of >99% of the Cs and Rb from PLS, along with some K, by cooling to between 20 and 30°C following the PEA flowsheet (above); and
  Precipitation of approximately 18% of K from leaching of feed material through to PLS at temperatures below 20°C to a purified K-alum in the first pass, with future test work potentially optimizing the yield.

Extraction and Precipitation in Previous and Current Program

		Precipitation %
Element	Extraction in Leach %	At 25°C	At 5°C
K	43	61	87
Rb	67	100	100
Cs	84	100	100

On June 27, 2022, the Company announced results from follow up test work completed at ANSTO Minerals focused on recovery and precipitation of fertilizer-grade sulfate of potash ("SOP") and rubidium and cesium concentrate from further Falchani Project leach PLS using the base case PEA processing conditions. The definition of the SOP, and cesium and rubidium recovery circuits has been performed with a ~20 kg tranche of representative / bulk Falchani Project feed material. In the baseline flowsheet for Falchani Project, potassium alum is crystallized from the resultant PLS.

This potassium alum is the feed material for the SOP, and cesium and rubidium recovery circuits and does not impact the downstream purification and lithium carbonate precipitation circuits.

A 'basic' SOP is produced via alum conversion to sulphate by dissolution neutralization and softening. Followed by K separation from Rb and Cs by evaporation and cooling. The high purity, fertilizer quality 'refined' SOP is produced by dissolving and re-precipitating the 'basic' product. The final SOP produced by ANSTO from Falchani Project mineralization is 45% K and 20% S and falls within the specification parameters of SOP marketed by various producers and traders of K-based fertilizers.

Peru imports the entire amount of SOP needed for its agricultural sector, mainly for high-value crops that play a very important role in the balance of the Peruvian exports. The fertilizer crisis generated by the war in Ukraine has exacerbated shortages in the fertilizer market, its transport and distribution and increased fertilizer prices to unprecedented levels and is linked to accelerating the sharp price increase of fruit, vegetables, livestock feed etc., in the country. The large amounts of SOP that American Lithium could potentially produce from the Falchani Project could cover the SOP needs of Peru when compared with pre-pandemic requirements, with the possibility of Peru becoming a net fertilizer exporter at full capacity.

Future Optimization Potential

The PEA identifies several opportunities which may greatly enhance the economics and include:

  Revenue opportunities: further evaluation of additional revenue streams, not included in the PEA, such as SOP fertilizer (K2SO4), cesium sulfate (Cs2SO4) and rubidium sulfate (Rb2SO4). Preliminary metallurgical test work completed in April 2020 and June 2022 (refer to results above).
  Capital optimization: alternative acid plant and processing plant/equipment sourcing, including evaluating options for acid and power purchases from third-party operators.
  Operating cost optimization: long-term contracts for major consumables, reduction in processing consumables and/or costs through process model optimization.

Management's Discussion and Analysis

Environmental

A baseline environmental study (the "Baseline Study") undertaken by ACOMISA, a Lima-based environmental consulting company, and continued in collaboration with Anddes Asociados S.A.C. ('Anddes') is ongoing. The Baseline Study was expanded to include each of the Falchani Lithium Project and Macusani Uranium Project areas and now covers the relevant areas belonging to the communities of Isivilla, Tantamaco, Corani, Chimboya and Paquaje, and Chacaconiza. This expanded Baseline Study was accepted by the Peruvian Government Agency SENACE (Servicio Nacional de Certificacion Ambiental) and built on previous environmental monitoring that was started by the Company in 2010 during the exploration phase of work. The Baseline Study has recently progressed into an EIA that includes community relations and impacts of future development, as well as flora, fauna, water, air and noise sampling and comprehensive archaeological studies.

The Company has initiated components of an EIA covering the project, building on the Environmental Baseline Study. The environmental work required for a pre-feasibility study on the Falchani Lithium project has commenced with the initiation of an EIA, led by SRK Peru, including detailed hydrological / hydrogeological studies focusing on investigating water table parameters within the upper 120-150 m below surface.

The Falchani Lithium Project lies outside of the Corani-Macusani Area of Cultural and Archaeological Significance ("Archaeological Area of Interest"). Archaeological studies completed as part of our exploration program permitting and recent EIA study work have shown that to date, there are no sites of cultural or archaeological significance affecting the Falchani Lithium Project. The local landscape, landforms, higher elevation and rock weathering style at the project was not conducive for hosting, or preservation of, sites of archaeological significance. An overview of the results of the archaeological studies, including excavations available to date, is being prepared for presentation to the Ministry of Culture of Peru.

Falchani Lithium Project Exploration and Development Work

Lithium exploration work at Falchani, including trenching and sampling started in the Quelcaya village area where new occurrences of Li-rich rocks were initially reported in 2019. The recent prospecting and mapping activities demonstrate that the new lithium occurrences in the vicinity of the Quelcaya village are more extensive than initially modelled. These results were released May 20, 2021, with exploration and resource extension/expansion drilling planned and currently being permitted (see Map Figure, below). In addition, and as set out above, the Company is also targeting infill and extension drilling at Falchani itself with the goal of reclassifying a significant portion of its existing resources as measured and indicated and to expand the overall resources. These results will be incorporated into an updated PEA which will also include the potential economic impact of the Project's by-products (sulfate of potassium, cesium, etc.) with targeted completion of the updated PEA by end of Q3, 2023, as part of the broader PFS process.

In the meantime, the Company has continued with additional surface mapping, sampling, and prospecting work for future target generation across its concessions while awaiting drill permits. It has also focused on upgrading road access and infrastructure across the Macusani Plateau and, as set out in its press release dated June 27, 2022, has been working with ANSTO to validate and optimize its ability to produce commercial quantities of Sulphate of Potash, Cesium and Rubidium as material by products at Falchani. The latest PEA Technical Report was released pre-pandemic with outdated costs; however, it should be noted that lithium prices and forecasts have surpassed $12,000/tonne LCE pricing used in the February 2020 PEA. This, coupled with potential process enhancements and by-product potential is expected to materially improve economics well beyond the impact of increased reagent prices, other costs and inflation,

Management's Discussion and Analysis

Falchani Project Location Map with resource and exploration target areas

A 10-hole hydrology diamond drill program that is part of the environmental work required for a pre-feasibility study has commenced on the Falchani Project with the initiation of an EIA with SRK Peru. The hydrological drilling started in late 2022, and restarted in late April 2023, following protest-related hiatus and is expected to be complete by mid-2023.

On July 12, 2023, the Company announced the results from three of the EIA drill holes with encouraging results extending outside the Falchani resource footprint and within the Falchani resource establishing the base of mineralization between the western and eastern sides of the Falchani deposit (see Map, below - Falchani EIA Hydrology and Previous Drill Hole Location Map). Results from these three diamond holes intersected intervals of typical Falchani volcanic tuff as well as large sections of breccias with highlights including Lithium up to 5,645 ppm and Cesium up to 1.22%, the highest grades of both metals encountered to date from 1 m drill core interval samples at Falchani. These holes were drilled in key areas both within and outside the current Falchani resource footprint and will add additional information to the planned mineral resource estimate update with a focus on expanding the overall resource and reclassifying the existing resource. No groundwater has been encountered in any of the EIA drill holes completed to date, including those drilled but not yet reported while awaiting geochemical assay results and hole completion.

Management's Discussion and Analysis

Falchani EIA Hydrology and Previous Drill Hole Location Map

Additional exploration and development work is currently being planned and permitted to support the following:

  Further Extension/in-fill drilling at the Falchani Project lithium deposit
  Initial exploration drill testing of two new lithium target areas at Quelcaya, which has now commenced

Local community acceptance and approvals have been granted and archeological and environmental sampling work has been concluded. These drill programs are planned to commence following receipt of exploration permits (DIA) from Peruvian authorities. The Quelcaya DIA was recently granted on May 5, 2023 with Falchani DIA expected in July 2023. Two contractor diamond drill rigs and crews have been mobilized to commence Quelcaya exploration drilling.

Macusani Uranium Project Highlights

The Macusani Uranium Project is one of the largest undeveloped uranium projects in the world containing significant measured, indicated and inferred uranium resources. Located approximately 25 kilometres away from the Company's Falchani Lithium Project, the Macusani Uranium Project is proximal to excellent infrastructure and has a significant unexplored land package. The Company is currently spinning out the uranium assets into a separate listed entity to unlock value for shareholders.

Preliminary Economic Assessment

The Company completed, and filed on SEDAR on February 10, 2016, an updated PEA based on the resource estimate. The PEA was completed by UK based, mining engineering consultants Wardell Armstrong International and GBM Minerals Engineering Consultants Limited and contains a detailed base case which contemplates the construction of a conventional open pit mining operation with a centralized processing facility.

Management's Discussion and Analysis

Six concessions contain mineral resources, four of which are included in the Macusani Uranium Project PEA filed under Plateau's profile on SEDAR at www.sedar.com. Of these four concessions, three have been subject to dispute and these have been protected by an injunction granted by judicial resolution restoring concession title, rights, and validity to the Company. (Refer to Cautionary Note Regarding Concessions section in this MD&A and to commentary under the Falchani section above, which contain details on administrative and judicial processes relating to 32 of the Company's concessions).

Unless otherwise stated, all dollar figures for the PEA are in United States dollars and the economic highlights represent Plateau's 100% interest in the Macusani Uranium Project.

Key Highlights of the Macusani Uranium Project PEA:

  Cash Operating Costs1: $17.28/lb U3O8 average life of mine ("LOM")
  Initial Capital Expenditures: $249.7 M plus $50.1 M contingencies
  Total Sustaining Capital Costs1: $43.9 M
  Net Present Value(8%): ($50/lb U3O8 selling price): $852.7 M pre-tax / $603.1 M after-tax
  Internal Rate of Return: ($50/lb U3O8): 47.6% pre-tax / 40.6% after-tax
  Payback Period: ($50/lb U3O8): 1.69 years pre-tax / 1.76 years after-tax
  Production Profile: 6.09 Mlbs/yr average LOM
  Operating Profile: near surface open pit mining of five deposits along with a small high-grade underground mine operation, heap leach process plant
  Mining Rate: 109.0 Mt/yr at 289 ppm U3O8 for 10 years at an average strip ratio of 2:1 (waste:mineralized material)
  Processing Throughput: 10.9 M tonne per annum
  High-grade scenarios were also considered with both heap leach and tank leach processing options and the Company continues to evaluate optimization scenarios

1 Financial metrics which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See Alternative Performance Measurements section in this MD&A for additional information.

Processing work tailored towards upgrading, or pre-concentrating, through communition/concentration studies on the uranium mineralization was planned for early 2020. The test work programs were deferred and the research and development work was restarted in August 2020 with encouraging results released March 30, 2021. The work utilized mineralization from 3 main deposits, with the following results: Colibri II-III Deposits - 81.6% of U retained in 35.3% of original mass passing 300 μm; Calculated Head Grade of 270 ppm U upgraded to 623 ppm U (Upgrade factor 2.3) using double scrubbing for 12 minutes each cycle; Corachapi Deposit - 73% of U retained in 31% of original mass passing 212 μm; Calculated Head Grade of 245 ppm U upgraded to 570 ppm U (Upgrade factor 2.3) using initial scrubbing for 15 minutes at 60% solids (by mass) followed by secondary scrubbing for 5 minutes at 45% solids. The upgrading results highlight the opportunity to bring in lower grade deposits previously not included in the PEA production schedule, and the higher grade feed material should positively impact the PEA Capital Costs with a smaller plant footprint and PEA Operating Costs due to lower energy and reagent costs. Trade off studies between original heap leach processing and tank/vat leach processing options will be conducted using the upgraded fraction achievable in a scrubbing and classification circuit.

Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

The completed technical report on the PEA entitled "Macusani Project, Macusani, Peru, NI 43-101 Report - Preliminary Economic Assessment" prepared by Mr. Michael Short and Mr. Thomas Apelt, of GBM Minerals Engineering Consultants Limited; Mr. David Young, of The Mineral Corporation; and Mr. Mark Mounde, of Wardell Armstrong International Limited dated January 12, 2016, can be located under Plateau's profile on SEDAR (www.sedar.com) and on the Company's website.

Management's Discussion and Analysis

Environmental

Within the Macusani Uranium Project area lies an Archaeological Area of Interest which includes sites of cultural interest. The area boundaries are very clearly defined and are well-known to people working in the region. The Company continues working with environmental and archaeological professionals, local communities, and Peruvian authorities to develop a plan to protect any sites located in proximity to the proposed future project operations. The Macusani Uranium Project and proposed future infrastructure for operations currently does not directly affect any such sites.

With the assistance of the Ministry of Culture of Peru, the Company has spent the past three years conducting a professional archaeological study in the project area. This is a full archaeological research project that the Company's team initiated and is still on-going. Whilst initial completion of field work was targeted for H1 2020, followed by presentation of the archaeological study to the Ministry of Culture in 2020, timing was subject to easing of the Peru government's COVID-19 lockdown restrictions, which have impacted access to the site. Desktop work is completed, and on-site work resumed in July 2022. The Company expects the submission of the archeological study results to the Peruvian Ministry of Culture in Q2 2023.

The Company remains fully informed of the progress of this archeological study and is confident based on the findings to date, that together with the qualified investigating team, will work towards an outcome that respects, salvages and preserves cultural heritage where it exists. In addition, all the recently validated artefacts are currently exposed to natural erosion and decay from the weather conditions that characterize the Macusani plateau, therefore a preserving solution should be found. It is positive to see the government proactively working towards an actionable outcome on both accounts, and it is indicative of the level of support across the board for the Company's projects.

The Company, and its predecessor companies, have been exploring continuously in the Macusani area since the initial land acquisition in 2005. All exploration activities are completed under fully approved social/ community agreements and exploration/mining permits.

Macusani Uranium Project Exploration and Development Work

Exploration activities at the Macusani Project continued with mapping, prospecting, and sampling work. Five areas spread between various drilled targets with reported uranium resources were covered by radiometric mapping and surface sampling. The results of this surface uranium exploration activity were released on January 25, 2021, and September 28, 2021 (see map below). Additional surface mapping, sampling and prospecting work for future target generation has continued while awaiting drill permits. Exploration and resource expansion/extension drilling is expected to commence in mid-2023 following permitting approvals and likely under the separate uranium entity. An update of the existing Macusani PEA with the results of this planned drill program and including pre-concentration and tank leach as processing improvements should follow during 2023. As set out above and previously announced, the Company has had success in pre concentrating / upgrading Macusani uranium mineralization with the potential to significantly improve the already robust economics of the existing PEA and to increase the resources included in the existing PEA. The latest PEA Technical Report is dated, however it should be noted that uranium prices have rebounded over the past 12 months and are now forecast to be well above the $50/lb U3O8 pricing used in the January 2016 PEA. This, coupled with potential process enhancements, is expected to more than cover potential increased reagent prices, costs and inflation.

Management's Discussion and Analysis

Macusani Project Location Map with new target areas

Scientific and technical information for the projects in this MD&A is based on, and further information about, the TLC Project, Falchani Project, and the Macusani Project (collectively, the "Projects") is available from Technical Reports prepared in accordance with NI 43-101, filed on SEDAR:

(1) "Tonopah Lithium Claims Project NI 43-101 Technical Report - Preliminary Economic Assessment" prepared by John Joseph Riordan, Valentine Eugene Coetzee, of DRA Pacific and Derek J. Loveday, Satjeet Pandher, Joan C. Kester and Sean Ennis of Stantec Consulting Ltd., dated January 31, 2023;

(2) "Macusani Project, Macusani, Peru, NI 43-101 Report - Preliminary Economic Assessment" prepared by Mr. Michael Short and Mr. Thomas Apelt, of GBM Minerals Engineering Consultants Limited; Mr. David Young, of The Mineral Corporation; and Mr. Mark Mounde, of Wardell Armstrong International Limited dated January 12, 2016; and

(3) "Falchani Lithium Project NI 43-101 Technical Report - Preliminary Economic Assessment" prepared by John Joseph Riordan, David Thompson, Valentine Cotzee of DRA Pacific and Mr. Stewart Nupen of The Mineral Corporation, effective February 4, 2020.

Management's Discussion and Analysis

Outlook

The Company continues to believe that the growing demand for lithium-ion batteries will continue to drive demand for lithium products and that the domestic market for lithium products will be under supplied for many years to come. The uranium market is equally compelling with persistent supply/demand imbalance, improving price environment and continuing steady demand growth. These situations position the Company well should the Company be able to raise the required capital to continue its exploration and development efforts with the goal of successfully developing commercially viable lithium and uranium deposits.

With large lithium and uranium resources, strategically located in Nevada and Peru, and with recent successful development work on all its projects, the Company believes that it is well positioned to benefit from growing demand for sustainable, domestically sourced supplies of lithium and the need for clean/green baseload energy that can only be answered with nuclear energy as a large part of the Global energy mix.

Selected Quarterly Information

The following financial information is derived from the Company's financial statements for the three months ended May 31, 2023, and 2022, has been prepared in accordance with IFRS and is presented in Canadian dollars, unless otherwise indicated:

	For the three months ended May 31,
	2023	2022
	$	$
Revenues	-	-
General and administrative expenses	(11,566,442)	(9,031,584)
Loss	(11,125,623)	(8,923,644)
Comprehensive loss	(11,122,415)	(8,992,780)
Basic and diluted loss per common share	(0.05)	(0.04)
Working capital	35,625,925	51,751,125
Total assets	188,859,007	190,560,026
Total liabilities	2,095,404	3,207,677

As at May 31, 2023, the Company had not yet achieved profitable operations and has accumulated losses of $126,916,799 (February 28, 2023 - $115,791,176) since inception. The basic and diluted loss per share for the three months ended May 31, 2023, and 2022 were $0.05 and $0.04, respectively.

The Company's future financial success will be dependent upon the ability to obtain necessary financing to complete the development of reserves or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine.

Management's Discussion and Analysis

Summary of Quarterly Results

The following table sets out selected quarterly financial information for each of the eight recently completed quarters. The financial information has been reported in accordance with IFRS and is presented in Canadian dollars, unless otherwise indicated.

	May 31, 2023	Feb 28, 2023	Nov 30, 2022	Aug 31, 2022
	$	$	$	$
Total assets	188,859,007	194,280,141	183,914,633	188,910,671
Total liabilities	2,095,404	1,890,074	2,362,560	4,341,810
Working capital	35,625,925	41,394,150	36,058,791	39,090,026
Revenues	-	-	-	-
Net loss	(11,125,625)	(10,191,240)	(5,508,459)	(11,043,199)
Comprehensive loss	(11,122,415)	(9,845,287)	(5,436,973)	(10,709,964)
Loss per share	(0.05)	(0.05)	(0.03)	(0.05)
	May 31, 2022	Feb 28, 2022	Nov 30, 2021	Aug 31, 2021
	$	$	$	$
Total assets	190,560,026	193,493,125	198,522,950	146,072,096
Total liabilities	3,207,677	2,691,682	5,583,940	2,670,633
Working capital	51,751,125	55,121,866	57,866,339	15,589,851
Revenues	-	-	-	-
Net loss	(8,923,644)	(6,704,975)	(4,830,147)	(8,917,056)
Comprehensive loss	(8,992,780)	(6,710,147)	(5,025,637)	(8,867,509)
Loss per share	(0.04)	(0.03)	(0.03)	(0.05)

The Company has not yet earned revenue from any of its mineral properties. If a property is determined to have limited exploration potential the property is abandoned and expenditures are written off to operations.

Variances can be explained as follows:

  For the quarter ended May 31, 2023, the higher net losses are related to exploration and evaluation expenditures of $4,735,199 and share-based compensation of $4,677,327.
  For the quarter ended February 28, 2023, the higher net losses are related to exploration and evaluation expenditures of $4,193,511 and share-based compensation of $4,237,870.
  For the quarter ended November 30, 2022, the higher net losses are related to exploration and evaluation expenditures of $2,370,755 and share-based compensation of $2,071,572.
  For the quarter ended August 31, 2022, the higher net losses are related to exploration and evaluation expenditures of $4,879,673, share-based compensation of $2,802,987, and professional fees of $1,031,005.
  For the quarter ended May 31, 2022, the higher net losses are related to exploration and evaluation expenditures of $4,151,536, and share-based compensation of $3,450,754.
  For the quarter ended February 28, 2022, the higher net losses are related to exploration and evaluation expenditures of $2,117,029, and share-based compensation of $3,146,165.
  For the quarter ended November 30, 2021, the higher net losses are related to exploration and evaluation expenditures of $1,237,341, and share-based compensation of $2,630,756.
  For the quarter ended August 31, 2021, the higher net losses are related to exploration and evaluation expenditures of $1,556,915, and share-based compensation of $5,966,020.

Management's Discussion and Analysis

Results of Operations

The table below details the significant changes in administrative expenditures for the three months ended May 31, 2023 as compared to the corresponding three months ended May 31, 2022:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Exploration and evaluation expenditures	Increase of $583,663	Increased as the company continued to explore its current projects.
Insurance	Increase of $368,753	Increased due to an increase in the premium for the Company's directors and officers insurance policy which is being amortized over the term of the policy.
Share-based compensation	Increase of $1,226,573	Increased due to an increase in the number of share options, RSUs, and PSUs being subject to graded vesting in the current period as compared to the comparative period.

In addition to the above, the Company incurred the following for the three months ended May 31, 2023 as compared to the corresponding three months ended May 31, 2022:

  Interest income increased by $332,879 due to the increase in interest rates the Company was able to obtain on its deposit certificates.

Cash Flows

Net cash used in operating activities for the three months ended May 31, 2023 was $6,932,258 (May 31, 2022 - $4,722,609). The cash used consisted primarily of funding operating expenses, including exploration and evaluation expenditures of $4,735,199 (May 31, 2022 - $4,151,536), net of non-cash expenditures and a net change in non-cash working capital, detailed in the statement of cash flows.

During the three months ended May 31, 2023, cash provided by investing activities was $4,693,439 (May 31, 2022 -$54,998).  Cash was mainly received from the redemption of short-term investments offset by cash used for exploration and evaluation assets expenditures.

During the three months ended May 31, 2023, cash provided by financing activities was $794,238 (May 31, 2022 - $2,084,691). The Company received proceeds of $801,908 (May 31, 2022 - $1,911,285) in connection with the exercise of stock options and $16,716 (May 31, 2022 - $181,647) in connection with the exercise of warrants.

Liquidity and Capital Resources

The Company's liquidity and capital resources at the following dates are as follows:

	May 31, 2023	February 28, 2023
	$	$
Cash and cash equivalents	10,546,864	11,985,766
Short-term investments	23,918,666	28,636,414
Amounts receivable	412,060	400,804
Prepaid expenses and deposits	2,712,885	2,109,932
Accounts payables and accrued liabilities	(1,886,937)	(1,663,785)
Current portion of lease liabilities	(77,613)	(74,981)
Working capital	35,625,925	41,394,150

Management's Discussion and Analysis

The Company has no revenue-generating operations from which it can internally generate funds and therefore has been incurring losses since inception. The Company has financed its operations and met its capital requirements primarily through the sale of capital stock by way of private placements and the subsequent exercise of share purchase warrants issued in connection with such private placements and the exercise of stock options. When acquiring interests in resource properties through purchase or option, the Company issues common shares or a combination of cash and shares to the vendors of the property as consideration for the property in order to conserve its cash. The Company expects that it will continue to operate at a loss for the foreseeable future and will require additional financing to fund the development of its existing properties and the acquisition of potential resource properties.

As at May 31, 2023, the Company had working capital of $35,625,925 (February 28, 2023 - $41,394,150). During the three months ended May 31, 2023, the Company's cash position decreased by $1,438,902, compared to a decrease of $2,647,490 during the three months ended May 31, 2022. The decrease in the current period was mainly due to funding operating expenses and exploration activities, exploration and evaluation asset expenditures of $4,735,199 which was partially offset by proceeds received from the exercise of warrants and share options totaling $818,624 and the net change of from short-term investments of $4,843,652. The decrease in the comparative period was mainly due to funding operating expenses and exploration activities, which was partially offset by refunds of reclamation bonds of $64,775 and proceeds received from the exercise of warrants and share options totaling $2,092,932.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting mineral properties. Due to the nature of the Company's business and the present stage of exploration of its mineral properties (which are primarily early-stage exploration properties with no established reserves), the following risk factors will apply:

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or too metallurgically challenging to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Title to Property: The acquisition of title to resource properties is a detailed and time-consuming process. The Company may acquire an interest in its properties through land use permits. Title to, and the area of, the properties may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the property in which the Company may have an interest, including concessions which, if successful, could result in the loss or reduction of the Company's interest in the property, including the Peru concessions. As noted under the Cautionary Note Regarding Concessions in this MD&A, 32 of the 174 Falchani Project and Macusani Project concessions now held by American Lithium's subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani's title to the 32 concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on these 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored and maintained the title, rights, and validity of those 32 concessions to Macusani. On November 2, 2021, the Company was made aware that the judicial ruling in relation to those 32 concessions had been issued in favour of the Company. The ruling restored full title to these concessions. On November 26, 2021, the Company confirmed that appeals of the judicial ruling were lodged by INGEMMET and MINEM, and subsequently other parties. The appeals will be considered by a higher court tribunal and are currently scheduled for September 7, 2023. If American Lithium's subsidiary Macusani does not obtain a successful resolution to the Processes, Macusani's title to the 32 concessions could be revoked. However, the Company would then have further recourse through an appeal to the Supreme Court.

Management's Discussion and Analysis

Potential conflicts of interest: Certain of the Company's directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest, to the extent that such other companies may participate in ventures in which the Company is also participating. The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the Company. In addition, each director must declare his or her interest and abstain from voting on any contract or transaction in which the director may have a conflict of interest.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Mining Industry is Intensely Competitive: The Company's business will be the acquisition, exploration and development of resource properties. The mining industry is intensely competitive, and the Company will compete with other companies that have far greater resources.

Environmental Matters: Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted, and which may well be beyond the capacity of the Company to fund. The Company's right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Foreign operations: The Company is exposed to risks of political instability and changes in government policies, laws and regulations in Peru. The Company holds mineral interests in the Republic of Peru that may be adversely affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Peru. Any changes in regulations (including, without limitation, the New Uranium Regulations) or shifts in political conditions are beyond the Company's control and may adversely affect the Company's business. New laws, regulations and requirements may be retroactive in their effect and implementation. The Company's operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company's operations may also be adversely affected in varying degrees by government regulations, including those with respect to restrictions on foreign ownership, state-ownership of strategic resources, production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation, and mine safety. There is no assurance that permits can be obtained, or that delays will not occur in obtaining all necessary permits or renewals of such permits for existing properties or additional permits required in connection with future exploration and development programs. In the event of a dispute arising at the Company's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Government authorities in emerging market countries often have a high degree of discretion and at times may appear to act selectively or arbitrarily, and sometimes in a manner that may not be in full accordance with the rule of law or that may be influenced by political or commercial considerations. Unlawful, selective, or arbitrary governmental actions could include denial or withdrawal of licenses, sudden and unexpected tax audits, and civil actions. Although unlawful, selective, or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company's business, results of operations, financial condition and future prospects.

Management's Discussion and Analysis

Since December 2022, Peru has experienced an increased level of civil unrest and political protests. Civil unrest has led to disruptions in the ability of foreign nationals to travel to and from Peru, and has limited the ability of the Company to ensure the safety of personnel visiting operations in Peru. On-ground exploration work in Peru has been suspended due to protests and unrest in the Puno region near the projects. The Company's cessation of exploration activities was supported by the local communities, all of which are not protesting but do not wish to become targets of the protests. The Company continues to closely monitor the situation and will only resume exploration activities once it is safe to do so for all employees, contractors and community members.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any mineral deposit will be such that any of its resource properties could be mined at a profit.

No Assurance of Profitability: The Company has no history of earnings and, due to the nature of its proposed business, there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its shares and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its common shares or, possibly, the sale or optioning of a portion of its interest in its resource properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Financing Risks: The Company has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Financial Resources: The nature of the development of the Company's properties will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There can be no assurance that the Company will be successful in obtaining the required financing. Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties. In particular, failure by the Company to raise the funding necessary to maintain in good standing its various option agreements could result in the loss of its rights to such properties.

Dependence Upon Others and Key Personnel: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability to design and carry out appropriate exploration programs on its resource properties; (ii) the ability to produce minerals from any resource deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance of success with any or all of these factors on which the Company's operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

Management's Discussion and Analysis

Estimates of mineral resources may prove to be inaccurate. Calculations of mineral resources, mineral reserves and metal recovery are estimates only, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined. Until reserves or resources are mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on commodity prices. Any material change in the quantity of resources, grade or stripping ratio or recovery rates may adversely affect the economic viability of the Projects and the Company's financial condition and prospects.

PEA results are preliminary in nature. PEA's are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA's will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

Government Regulation: The Company's business interests and operations are subject to the laws and regulations of the jurisdictions in which the Company operates. These laws and regulations are wide-ranging and oversee social license, exploration, development, taxes, employee labour standards, health and safety, environmental protection, human rights, anticorruption measures and matters related to later stage operating companies including but not limited to production, exports, waste disposal and tailings management, safe handling of toxic substances, water usage and greenhouse gases. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating a mine or other facilities. Introduction of new laws, amendments to current laws and regulations governing mining activities and operations or more stringent implementation or arbitrary interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of the Company's projects. Regulatory enforcement, in the form of compliance or infraction notices, has occurred in the past and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Uninsured or Uninsurable Risks: The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Exploration and development activities are inherently risky: The business of exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Company carries liability insurance with respect to its exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Previous operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective, and the Company may be responsible for the costs of reclamation.

Management's Discussion and Analysis

Price Fluctuations and Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual and extreme fluctuations in price will not occur.

Rights or claims of indigenous groups. The Company's properties may be located in areas presently or previously inhabited or used by indigenous peoples and may be affected by evolving regulations regarding the rights of indigenous peoples. The Company's operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects. The Company's current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds an interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators' activities and may require the modification of, or preclude operation or development of projects, or may require the entering into of agreements with indigenous people.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or landowners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and conduct mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions. The Company's properties are primarily located on land administered by the United States Bureau of Land Management, and access is permitted subject to the completion of certain filings, tax payments and other obligations as are customary for mineral exploration companies operating in the State of Nevada.

If any of the Company's properties move to a development stage, the Company would be subject to additional risks respecting any development and production activities.

No known mineral reserves. Despite exploration work on the Company's mineral property interests, to date no mineral reserves have been established thereon. In addition, the Company is still engaged in exploration on all of its material properties in order to determine if any economic deposits exist thereon. The Company may expend substantial funds in exploring some of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration and development stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company's operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration and development efforts, it may be forced to acquire additional projects or cease operations.

Management's Discussion and Analysis

Climate change risks. The Company acknowledges climate change as an international and community concern, and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at its operations in the future.

Litigation risk. In the ordinary course of the Company's business, it may become party to new litigation or other proceedings in local or international jurisdictions in respect of any aspect of its business, whether under criminal law, contract or otherwise. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the Company's stock price, failure to comply with disclosure obligations or labour disruptions at its project sites. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation and could face damage to its reputation. The Company may attempt to resolve disputes involving foreign contractors/suppliers through arbitration in another county and such arbitration proceedings may be costly and protracted, which may have an adverse effect on the Company's financial condition. Litigation may be costly and time-consuming and can divert the attention of management and key personnel from the Company's operations and, if adjudged adversely to the Company, may have a material and adverse effect on the Company's cash flows, results of operations and financial condition. In May 2021, the Ontario Securities Commission ("OSC") issued a Notice of Hearing and Statement of Allegations to Plateau and two of its officers (collectively, the "Executives"), commencing regulatory proceedings to consider whether Plateau met obligations related to continuous disclosure, associated filings and related activities with respect to the status of Plateau's title to 32 mineral concessions in Peru. In November 2022, Plateau and the Executives concluded a settlement with the OSC and the matter is now closed. In addition, proceeds from a directors & officers insurance claim recouped a portion of the legal fees associated with these proceedings.

Costs of land reclamation. It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Foreign currency risk: The Company and its subsidiaries incur significant purchases denominated in currencies other than the presentation currency, the Canadian dollar, and are subject to foreign currency risk on assets and liabilities denominated in currencies other than the Canadian dollar. Exploration expenditures are transacted in United States Dollars, Peruvian New Soles and Australian Dollars, and the Company is exposed to risk of exchange rate fluctuation between the Canadian dollar and these currencies. The Company does not hedge the foreign currency balances.

Corruption and bribery laws. The Company's operations are governed by, and involve interactions with, many levels of government in other countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, and the Corruption of Foreign Public Officials Act (Canada), as well as similar laws in the countries in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Measures that the Company has adopted to mitigate these risks are not always effective in ensuring that the Company, its employees or third-party agents will comply strictly with such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company's reputation and results of its operations.

Management's Discussion and Analysis

Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

	For the three months ended May 31,
	2023	2022
	$	$
Exploration and evaluation expenditures	-	116,348
Management fees	516,750	388,954
Share-based compensation	2,551,713	1,626,854
	3,068,463	2,132,156

During the three months ended May 31, 2023, the Company entered into the following transactions with key management personnel:

(a) Incurred exploration and evaluation expenditures of $nil (May 31, 2022 - $116,348) and management fees of $82,500 (May 31, 2022 - $75,000) to Colibri Mining North, a company controlled by Laurence Stefan, the President and COO of the Company.  Additionally, the Company incurred $350,642 (May 31, 2022 - $215,697) of share-based compensation for Mr. Stefan.

(b) Incurred management fees of $82,500 (May 31, 2022 - $75,000) to Ailsa Craig Capital Ltd., a company controlled by Simon Clarke, the CEO and director of the Company.  Additionally, the Company incurred $350,642 (May 31, 2022 - $215,697) of share-based compensation for Mr. Clarke.  As at May 31, 2023, the Company owed $5,614 (February 28, 2023 - $nil) to Mr. Clarke for expense reimbursements.

(c) Incurred management fees of $57,750 (May 31, 2022 - $52,500) to 1765271 Ontario Inc., a company controlled by Philip Gibbs, the CFO of the Company.  Additionally, the Company incurred $261,459 (May 31, 2022 - $231,445) of share-based compensation for Mr. Gibbs.

(d) Incurred management fees of $57,750 (May 31, 2022 - $52,500) to Bowering Projects Ltd., a company controlled by Andrew Bowering, the Chairman of the Company.  Additionally, the Company incurred $284,207 (May 31, 2022 - $215,697) of share-based compensation for Mr. Bowering. As at May 31, 2023, the Company owed $nil (February 28, 2023 - $4,608) to Bowering Projects Ltd. for expense reimbursements.

(e) Incurred management fees of $63,000 (May 31, 2022 - $57,000) to TKLD Geological Inc., a company controlled by Ted O'Connor, a director and executive VP of the Company.  Additionally, the Company incurred $284,207 (May 31, 2022 - $254,193) of share-based compensation for Mr. O'Connor.

(f) Incurred management fees of $45,000 (May 31, 2022 - $24,000) and share-based compensation of $222,128 (May 31, 2022 - $144,886) to Paul Charlish, the VP of Finance and Corporate Secretary of the Company.

Management's Discussion and Analysis

(g) Incurred management fees of $45,000 (May 31, 2022 - $nil) and share-based compensation of $186,261 (May 31, 2022 - $39,605) to Graham Ballachey, the VP of Engineering of the Company.  As at May 31, 2023, the Company owed $15,750 (February 28, 2023 - $nil) to Mr. Ballachey. for management fees.

(h) Incurred management fees of $13,749 (May 31, 2022 - $12,500) and share-based compensation of $164,380 (May 31, 2022 - $113,506) to George Binninger, for services as a director of the Company. As at May 31, 2023, the Company owed $4,993 (February 28, 2023 - $nil) to Mr. Binninger for management fees.

(i) Incurred management fees of $15,000 (May 31, 2022 - $nil) and share-based compensation of $108,623 (May 31, 2022 - $nil) to Claudia Tornquist for services as a director of the Company.

(j) Incurred management fees of $12,501 (May 31, 2022 - $nil) and share-based compensation of $116,170 (May 31, 2022 - $nil) to Carsten Korch for services as a director of the Company.

(k) Incurred management fees of $42,000 (May 31, 2022 - $nil) to Clover Green Management., a company controlled by Alex Tsakumis, a director of the Company.  Additionally, the Company incurred $222,994 (May 31, 2022 - $68,244) of share-based compensation for Mr. Tsakumis.

Critical Accounting Estimates

In the application of the Company's accounting policies, management is required to make judgments, apart from those requiring estimates, in applying accounting policies. The most significant estimate applying to the Company's financial statements include:

  the estimates and assumptions used in the determination of the measurement of the share-based payments.

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company's management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Financial Instruments and Risk Management

Fair value of financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, deposits, accounts payable, and due to related parties. As at May 31, 2023, the Company classifies its cash and cash equivalents and short-term investments as fair value through profit and loss and its amounts receivable, deposits, and accounts payable at amortized cost. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash and cash equivalents and short-term investments are classified under Level 1.

Level 2 - Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices). The Company does not have any financial instruments classified under Level 2.

Management's Discussion and Analysis

Level 3 - Valuations in the level are those with inputs for the asset or liability that are not based on observable market data.  Amounts receivable, deposits, and accounts payable are classified under Level 3.

The Company's financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. The carrying amount of financial assets represents the maximum credit exposure. As at May 31, 2023, the Company has gross credit exposure relating to cash and cash equivalents and short-term investments of $34,465,530. The cash and cash equivalents and short-term investments are held at Canadian chartered and investment banks and the Company considers the credit risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company's ability to continue as a going concern is dependent on management's ability to raise the required capital through future equity or debt issuances but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. As at May 31, 2023, the Company had a cash and cash equivalents balance of $10,546,864 to settle current liabilities of $1,964,550. Liquidity risk is assessed as low.

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, short-term investments, reclamation deposits, and accounts payable and accrued liabilities that are denominated in a foreign currency. As at May 31, 2023, the Company had net assets (liabilities) of USD $10,303,876 and AUD ($102,975) which equates to total net assets of $13,925,600. A 10% fluctuation in the foreign exchange rates against the Canadian dollar would result in a foreign exchange gain/loss of approximately $1,393,000.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash and cash equivalents balances and term deposits with interest based on the prime rate. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Commodity Price Risk

The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of lithium and uranium. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

During the three months ended May 31, 2023, and the year ended February 28, 2023, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

Capital Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long-term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders' equity in its management of capital.

Management's Discussion and Analysis

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company's investment policy is to invest its cash in low-risk investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company's management of capital during the three months ended May 31, 2023.

Outstanding Share Data

As at the date of this report:

a) Authorized: unlimited common shares without par value.

b) Issued and outstanding: 214,655,452 common shares.

c) Outstanding stock options:

Number of options |outstanding	Number of options Exercisable	Exercise price	Expiry date
		$
134,850	134,850	3.93	August 17, 2023
166,750	166,750	2.24	April 23, 2024
200,000	200,000	0.25	February 4, 2025
1,729,167	1,729,167	1.28	September 17, 2025
51,515	51,515	1.03	December 9, 2025
5,758,334	5,758,334	2.17	June 10, 2026
1,573,000	1,573,000	3.63	February 16, 2027
100,000	100,000	2.74	June 29, 2027
250,000	250,000	1.91	July 4, 2027
150,000	112,500	2.14	October 4, 2027
1,300,000	433,333	4.85	February 2, 2028
11,413,616	10,384,449

d) Outstanding warrants:

Number of warrants	Exercise price	Expiry date
	$
5,791,893	4.00	November 3, 2023
2,956,250	3.00	April 29, 2024
16,507,970	3.00	May 11, 2024
398,833*	1.379	April 27, 2024
233,605*	1.379	May 12, 2024
5,023*	1.379	May 13, 2024
25,893,574

*Upon the exercise of each of these warrants, the holder will receive one common share and one-half share purchase warrant, each full share purchase warrant exercisable at $3.00 for one common share.

Management's Discussion and Analysis

e) Restricted Stock Unit ("RSU"):

Number of RSUs	Vesting Date

2,900,000	February 16, 2024
225,000	July 4, 2024
150,000	October 4, 2024
2,420,000	February 2, 2025
5,695,000

f) Performance share units ("PSUs")

Number of PSUs
2,000,000
2,000,000

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure, and that at information required to be disclosed by the Company which it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws. Any control system, no matter how well designed, has inherent limitations. Therefore, disclosure controls and procedures can only provide reasonable assurance with respect to timely disclosure of material information.

Internal controls over financial reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company is required under Canadian securities laws to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. There were no changes in the Company's internal control over financial reporting during the quarter ended May 31, 2023, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. It should be noted that a control system, including the Company's disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company's disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Management's Discussion and Analysis

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com including, but not limited to:

  The Company's unaudited condensed interim consolidated financial statements for the three months ended May 31, 2023, and 2022; and
  the Company's audited consolidated financial statements for the years ended February 28, 2023, and 2022.

This MD&A has been approved for issuance by the Board on July 13, 2023.